SEC Mail
Mail Processing
Section

FEB 29 2008

Washington, DC
106

[redacted]

UNI
SECURITIES AND
Washin

08027886

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 34427 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/01/2007 (MM/DD/YY) AND ENDING 12/31/2007 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Valley National Investments, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 Valley Center Parkway Suite 160
(No. and Street)

Bethlehem (City) PA (State) 18017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas M. Riddle (610) 868-9000
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

France, Anderson, Basile and Company, P.C.
(Name – *if individual, state last, first, middle name*)

903 Chestnut Street (Address) Emmaus (City) PA (State) 18049 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 27 2008
E
THOMSON
FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





A 3/12

JD 3/20/08

# OATH OR AFFIRMATION

I, Thomas M. Riddle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Valley National Investments, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President
Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Donna M. Young, Notary Public
Hanover Twp., Northampton County
My Commission Expires Dec. 17, 2009
Member, Pennsylvania Association of Notaries

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

# VALLEY NATIONAL INVESTMENTS, INC.

---

## FINANCIAL STATEMENTS AND AUDITORS' REPORT

## DECEMBER 31, 2007

---

# VALLEY NATIONAL INVESTMENTS, INC.

## DECEMBER 31, 2007

## CONTENTS


| | Page (s) |
|---|---|
| INDEPENDENT AUDITORS' REPORT | 1 |
| FINANCIAL STATEMENTS | |
| Statement of Financial Condition | 2 |
| Statement of Income | 3 |
| Statement of Changes in Stockholders' Equity | 4 |
| Statement of Cash Flows | 5 |
| Notes to the Financial Statements | 6 - 8 |
| SUPPLEMENTARY INFORMATION | |
| Statement of Aggregate Indebtedness and Net Capital | 10 |
| Independent Auditors' Report on Internal Control | 11 - 12 |

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

903 Chestnut Street,
Emmaus, Pennsylvania 18049
610-967-1200
610-966-6669 Fax

Members: American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

# INDEPENDENT AUDITORS' REPORT

Board of Directors
Valley National Investments, Inc.
Bethlehem, Pennsylvania

We have audited the accompanying statement of financial condition of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2007 and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VALLEY NATIONAL INVESTMENTS, INC. as of December 31, 2007 the results of its operations, and the changes in stockholder's equity and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purposes of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10, titled "Statement of Aggregate Indebtedness and Net Capital," is presented for purposes of additional analysis and is not a required part of the basis financial statements; but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

France Anderson Basile and Company, P.C.
February 27, 2008
Emmaus, Pennsylvania

## VALLEY NATIONAL INVESTMENTS, INC.

## STATEMENT OF FINANCIAL CONDITION

| | December 31, 2007 |
|---|---|
| **ASSETS** | |
| Cash | $ 20,151 |
| Deposits with clearing organizations and others | 90,008 |
| Receivable from broker-dealers and clearing organizations | 158,946 |
| Securities owned: | |
| Marketable, at market value | 153,144 |
| Furniture and equipment, at cost less accumulated depreciation | - |
| Deferred tax asset | 45,032 |
| TOTAL ASSETS | $ 467,281 |
| **LIABILITIES AND STOCKHOLDERS' EQUITY** | |
| Payable to broker-dealers and clearing organizations | $ 136,976 |
| Income taxes payable, including deferred taxes of $55,332 | 72,069 |
| TOTAL LIABILITIES | 209,045 |
| COMMITMENTS & CONTINGENCIES | |
| STOCKHOLDERS' EQUITY | |
| Common Stock - Par value $1.00 per share, 500,000 shares authorized and 1,771 shares issued of which 771 shares are held in treasury | 1,771 |
| Additional Paid In Capital | 173,017 |
| Retained Earnings | 265,626 |
| Less: Treasury Stock - at cost | (182,178) |
| TOTAL STOCKHOLDERS' EQUITY | 258,236 |
| TOTAL LIABILITIES & STOCKHOLDERS' EQUITY | $ 467,281 |

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF INCOME

| | | Year Ended December 31, 2007 |
|---|---|---|
| **REVENUE:** | | |
| Commissions and Fees Earned | $ | 4,535,628 |
| **EXPENSES:** | | |
| Clearing House Fees | | 267,757 |
| Commissions | | 1,346,630 |
| Regulatory Fees | | 24,204 |
| Management Fees | | 2,868,989 |
| Dues & Subscriptions | | 3,892 |
| Insurance | | 7,236 |
| Professional Fees | | 12,807 |
| Taxes - Other than Income | | 1,047 |
| Office Supplies & Other Expenses | | 32,018 |
| TOTAL EXPENSES | | 4,564,580 |
| Income from operations | | (28,952) |
| **OTHER INCOME/ (EXPENSE)** | | |
| Unrealized Loss on Investments | | (29,034) |
| Investment Income | | 12,958 |
| Total other income | | (16,076) |
| **NET INCOME BEFORE INCOME TAXES** | | (45,028) |
| INCOME TAXES | | (15,765) |
| **NET INCOME** | $ | (29,263) |

The accompanying notes are an integral part of the financial statements.

## VALLEY NATIONAL INVESTMENTS, INC.

## STATEMENT OF CHANGE IN STOCKHOLDER'S EQUITY

| | YEAR ENDED DECEMBER 31, 2007 | | | | |
|---|---|---|---|---|---|
| | | | Common Stock | | |
| | Retained Earnings | Additional Paid in Capital | Number of Shares | $1.00 Par Value | Treasury Stock |
| BALANCE January 1, 2007 | $ 294,889 | $ 173,017 | 1,771 | $ 1,771 | $ (182,178) |
| Net Income for the Year Ended December 31, 2007 | (29,263) | | | | |
| BALANCE December 31, 2007 | $ 265,626 | $ 173,017 | 1,771 | $ 1,771 | $ (182,178) |

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

STATEMENT OF CASH FLOWS

| | | Year Ended December 31, 2007 |
|---|---|---|
| **Cash Flows from Operating Activities** | | |
| NET INCOME (LOSS) | $ | (29,263) |
| Adjustments to Reconcile Net Income (Loss) to Net Cash from Operating Activities: | | |
| Unrealized Loss on Investments | | 29,034 |
| (Increase) Decrease in Accounts Receivable and Other Assets | | 62,848 |
| Increase (Decrease) in Accounts Payable Other Liabilities | | (5,560) |
| (Increase) Decrease in Deferred Income Taxes | | (35,238) |
| Net Cash Provided by (Used in) Operating Activities | | 21,821 |
| **Cash Flows from Investing Activities** | | |
| Purchase of Investments | | (14,877) |
| Net Cash Provided by (Used in) Investing Activities | | (14,877) |
| **Cash Flows from Financing Activities** | | |
| None | | - |
| Net Cash Provided by (Used in) Financing Activities | | - |
| **Net Increase (Decrease) in Cash and Cash Equivalents** | | 6,944 |
| **Cash and Cash Equivalents, Beginning of Year** | | 13,207 |
| **Cash and Cash Equivalents, End of Year** | $ | 20,151 |
| **Supplemental Disclosures of Cash Flow Information** | | |
| Cash Paid During the Year for: | | |
| Interest | $ | - |
| Income Taxes | $ | 2,659 |

The accompanying notes are an integral part of the financial statements.

VALLEY NATIONAL INVESTMENTS, INC.

NOTES TO THE FINANCIAL STATEMENTS

DECEMBER 31, 2007

## NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Valley National Investments, Inc. (the Company) is a Pennsylvania Corporation. The Company provides broker-dealer services for its customers. Valley National Investments, Inc. is a member of a controlled group of corporations.

A. Accounting Method

The Company uses the accrual method of accounting for financial reporting purposes and the cash method of accounting for income tax reporting purposes.

B. Fixed Assets

Fixed assets are stated at their historical cost basis. The cost of property and equipment is depreciated over the estimated useful lives of the related assets. Depreciation is computed on the declining balance method for financial reporting and income tax reporting purposes. All assets are fully depreciated.

C. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reporting amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

## NOTE 2 – INVESTMENTS:

Investments represent mortgage backed securities and common stock purchased by the Company for its own account. The investments are valued at market. The difference between cost and market is reported as gain or loss on the income statement.

## NOTE 3 - INCOME TAXES:

The Company accounts for income taxes under Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" (SFAS 109). The Statement requires the assets and liability approach to accounting for income taxes. Accordingly, deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

## NOTE 3 – INCOME TAXES: (Continued)

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2007 are as follows:

| | |
|---|---|
| Current deferred tax assets: | |
| Expenses Payable | $ 136,976 |
| Current deferred tax liabilities: | |
| Revenues Receivable | $ 158,946 |

The components of the provision for tax are as follows:

| | Current | Deferred | Total |
|---|---|---|---|
| Federal | $ 10,531 | $ (20,220) | $ (9,689) |
| State | 6,206 | (12,282) | (6,076) |
| | $ 16,737 | $ (32,502) | $ (15,765) |

Income taxes paid in 2006 were $ 2,659.

## NOTE 4 – RELATED PARTY TRANSACTIONS:

Valley National Group, Inc., a related entity, assesses management fees. The assessments are computed based on the Company's profitability and utilization of resources. For the year ended December 31, 2007, the management fee amounted to $2,868,989.

## NOTE 5- CASH FLOW STATEMENT:

Cash and cash equivalents consisted of bank checking accounts and an escrow account with the Company's clearing company.

## NOTE 6 – COMMITMENTS AND CONTINGENCIES:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the company had net capital amounting to $231,138, which exceeded the minimum required net capital by $181,138. The Company's net capital ratio was approximately .90 to 1.

## NOTE 7 – CREDIT RISK:

Most of the Company's business activity is with customers located within Pennsylvania and New Jersey.

## NOTE 8 – FAIR VALUES OF FINANCIAL INSTRUMENTS:

Disclosure of fair value information about certain financial instruments, whether or not recognized in the balance sheet, for which it is practicable to estimate that value is required by Financial Accounting Standards Board Statement (SFAS) No. 107, "Disclosure About Fair Value of Financial Instruments." The following methods and assumptions were used in estimating fair values:

- Cash and Cash Equivalents and Investments: The carrying amount reported in the Balance Sheet approximates fair value.

The carrying amounts and fair values of the Company's financial instruments at December 31, 2007 are as follows:

| | Carrying Amounts | Fair Value |
|---|---|---|
| Cash and Cash Equivalents | $ 20,151 | $ 20,151 |
| Investments | 153,144 | 153,144 |

## NOTE 9 – SEC RULE 15C3-3:

The Company is exempt to Securities and Exchange Commission Rule 15c3-3 pursuant to the k (2) (ii) exemption of the rule.

## NOTE 10 - ADVERTISING

Advertising costs are expensed as incurred and recorded in the Statement of Income.

SUPPLEMENTARY INFORMATION

## VALLEY NATIONAL INVESTMENTS, INC.

## STATEMENT OF AGGREGATE INDEBTEDNESS AND NET CAPITAL

| | | Year Ended December 31, 2007 |
|---|---|---|
| **AGGREGATE INDEBTEDNESS:** | | |
| Commissions Payable | $ 36,976 | |
| Income Taxes Payable | 72,069 | |
| TOTAL AGGREGATE INDEBTEDNESS | | $ 109,045 |
| **NET CAPITAL:** | | |
| Total Assets | $ 467,281 | |
| Total Liabilities | 209,045 | |
| TOTAL NET ASSETS | | 258,236 |
| Less: | | |
| Excess Fidelity Bond Coverage | (4,000) | |
| Non-allowable Concessions Receivable | - | |
| | | (4,000) |
| TOTAL NET CAPITAL | | 254,236 |
| Less: Reserve on inventory | | (23,098) |
| **NET CAPITAL*** | | $ 231,138 |

*There was no material difference between the audited net capital computation and the amount originally submitted by the company.

See accountants' report on supplementary information.

FRANCE, ANDERSON, BASILE and COMPANY, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

903 Chestnut Street,
Emmaus, Pennsylvania 18049
610-967-1200
610-966-6669 Fax

Members: American Institute of
Certified Public Accountants
Pennsylvania Institute of
Certified Public Accountants

**Independent Auditors' Report on Internal Control**

Board of Directors
Valley National Investments, Inc.
Bethlehem, Pennsylvania

In planning and performing our audit of the financial statements of VALLEY NATIONAL INVESTMENTS, INC. for the year ended December 31, 2007, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures including tests of compliance with such practices and procedures followed by VALLEY NATIONAL INVESTMENTS, INC. that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a) (11) and the procedures for determining compliance with exemptive provisions of Rule 15c3-3(e); (2) in making the quarterly securities examinations, counts, verifications, and comparisons and the recordation of the differences required by Rule 17a-13; (3) in complying with the requirements for prompt payments for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; (4) and obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, management is required to make estimates and judgments to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practice and procedures are to provide management with reasonable, but not absolute, assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or dispositions and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure of the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. Our consideration of the internal control structure would not necessarily disclosed all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in the amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

We also believe that the Company was in compliance with the exemptive provisions of Rule 15c3-3. No facts came to our attention indicating that such provisions had not been compiled with during the year ended December 31, 2007

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

February 27 2008
Emmaus, Pennsylvania